Exhibit 99.1

Mecox Lane Limited Announces Notice of Annual General Meeting

SHANGHAI, May 21, 2013 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of apparel and accessories in China, today announced that its annual general meeting (“AGM”) will be held on Thursday, June 5, 2014 at 10:00 AM (Hong Kong time) at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Stockholders of record at the close of business on May 21, 2014 are entitled to notice of and to vote at the annual meeting and any adjournment thereof.

The Notice of AGM and an accompanying proxy form for completion by holders of depository interests are available on Mecox Lane’s investor relations website at http://ir.mecoxlane.com/agm.cfm.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: mcox@ogilvy.com

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